Filed Pursuant to Rule 433
Registration Statement No. 333-173107
Issuer Free Writing Prospectus Dated April 6, 2011
Relating to Preliminary Prospectus dated April 4, 2011

Free Writing Prospectus

INTRALINKS HOLDINGS, INC.

Common Stock, $0.001 par value

Issuer:	Intralinks Holdings, Inc.
Common stock offered by the Company:	1,250,000 shares
Common stock offered by the selling stockholders:	6,250,000 shares
Common stock to be outstanding after this offering:	53,637,374 shares
Price to public:	$25.50
Underwriting discounts and commissions:	4.5%
Net proceeds to the Company before expenses:	$30,437,500
Net proceeds to the selling stockholders before expenses:	$152,187,500
Over-allotment option:	up to 1,125,000 shares, of which 187,500 may be purchased from the Company and 937,500 may be purchased from the the selling stockholders
Settlement date:	April 12, 2011
Underwriters:	Morgan Stanley & Co. Incorporated Deutsche Bank Securities Inc. Jefferies & Company, Inc. Credit Suisse Securities (USA) LLC Lazard Capital Markets LLC Pacific Crest Securities LLC

This free writing prospectus relates only to the securities of IntraLinks Holdings, Inc. described above and should be read together with the preliminary prospectus issued April 4, 2011 (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-173107) relating to the offering of these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1488075/000114420411019996/v217396_ms-s1a.htm.

References to “IntraLinks,” “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus. This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus to reflect a reduction of the number of shares being offered by us and the selling stockholders and to reflect a public offering price of $25.50. YOU SHOULD READ THE PRELIMINARY PROSPECTUS, AS SUPPLEMENTED BY THIS FREE WRITING PROSPECTUS, CAREFULLY BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary — Summary Consolidated Financial Data” has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit C.

The disclosure set forth in the Preliminary Prospectus under “Selected Consolidated Financial Data” has been updated in its entirety to read as set forth on Exhibit D.

The disclosure set forth in the Preliminary Prospectus under “Principal and Selling Stockholders” has been updated in its entirety to read as set forth on Exhibit E.

* * *

IntraLinks has filed a registration statement on Form S-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents IntraLinks has filed with the SEC for more complete information about IntraLinks and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, IntraLinks, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-172-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

EXHIBIT A

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data presented below under “Consolidated Statement of Operations Data” for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of future operating results, and the results for 2010 are not necessarily indicative of results to be expected for future periods. You should read this summary consolidated financial data in conjunction with the sections entitled “Capitalization,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Years Ended December 31,
(In Thousands, Except Share and per Share Amounts)	2008	2009	2010
Consolidated Statement of Operations Data:
Revenue	$143,401	$140,699	$184,332
Cost of revenue(1)	56,161	48,721	47,496
Gross profit	87,240	91,978	136,836
Operating expenses:
Product development(1)	14,847	14,222	17,953
Sales and marketing(1)	61,556	59,058	79,251
General and administrative(1)	19,209	20,556	28,435
Restructuring costs	1,316	1,494	—
Total operating expenses	96,928	95,330	125,639
(Loss) income from operations	(9,688)	(3,352)	11,197
Interest expense, net	28,234	28,935	24,724
Amortization of debt issuance costs	1,803	1,872	3,084
Loss on extinguishment of debt	—	—	4,974
Other expense (income), net	271	9,027	(2,722)
Net loss before income tax	(39,996)	(43,186)	(18,863)
Income tax benefit	(15,398)	(18,415)	(6,427)
Net loss	$(24,598)	$(24,771)	$(12,436)
Net loss per common share – basic and diluted	$(25.54)	$(15.38)	$(0.58)
Weighted average shares outstanding used in basic and diluted net loss per common share calculation	963,019	1,611,090	21,310,284
Unaudited pro forma net loss per share – basic and diluted(2)			$(0.10)
Shares used in computing unaudited pro forma net loss per share – basic and diluted(2)			51,052,577
Unaudited as adjusted pro forma net loss per share – basic and diluted(3)			$(0.06)
Shares used in computing unaudited as adjusted pro forma net loss per share – basic and diluted(3)			52,285,125

(1)	Includes stock-based compensation expense as follows:

	Years Ended December 31,
	2008	2009	2010
Cost of revenue	$173	$63	$105
Product development	519	483	755
Sales and marketing	855	529	1,638
General and administrative	2,245	863	1,717
Total	$3,792	$1,938	$4,215

(2)	The unaudited pro forma net loss per common share, basic and diluted, and pro forma weighted average shares outstanding for the year ended December 31, 2010 in the table above gives effect to: (i) the conversion of all outstanding Series A redeemable convertible preferred stock into an aggregate of 35,103,333 shares of common stock upon completion of our initial public offering; (ii) the issuance of 10,886,824 additional shares by us in our initial public offering, 980,000 additional shares in the exercise of the underwriters’ overallotment option, and 1,781,929 shares in the December 2010 follow-on offering, for a total of 13,648,753 shares which represent the proportionate number of shares allocated to the repayment of outstanding indebtedness and related prepayment fees; and (iii) the application of the net proceeds of the initial public offering, the exercise of the underwriters’ overallotment option and the December 2010 follow-on offering, to repay $174.1 million in principal amount of outstanding indebtedness and related prepayment fees, in each case, as if the offerings and repayment of outstanding indebtedness had occurred at the beginning of the period. As a result of this repayment of indebtedness, the net loss would have decreased by approximately $7.2 million for the year ended December 31, 2010, primarily driven by a decrease in interest expense of approximately $9.8 million, partially offset by the impact of the prepayment penalty on the PIK Loan of $1.9 million, as well as recognition of additional deferred financing costs of approximately $0.7 million.
(3)	The unaudited as adjusted pro forma net loss per share, basic and diluted, and shares used in computing unaudited as adjusted pro forma net loss per share, basic and diluted, for the year ended December 31, 2010 in the table above gives effect to the issuance of 1,232,548 shares by us in this offering, which represents the proportionate number of shares allocated to the repayment of outstanding indebtedness, and the application of the net proceeds of the offering to repay $30.0 million in principal amount of outstanding indebtedness, at the public offering price of $25.50 per share, as if the offering and repayment of outstanding indebtedness had occurred at the beginning of the period. As a result of this repayment of indebtedness, the net loss would have decreased by an additional $2.1 million for the year ended December 31, 2010, primarily driven by an additional decrease in interest expense of approximately $2.4 million and additional deferred financing costs of approximately $0.36 million.

	As of December 31, 2010
(In Thousands)	Actual	Pro Forma(5)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$50,467	$50,467
Working capital	$49,563	$49,563
Total assets	$526,355	$526,355
Deferred revenue(4)	$38,043	$38,043
Long-term debt, net of current portion	$125,886	$95,870
Accumulated deficit	$(78,813)	$(76,741)
Total stockholders’ equity	$287,444	$319,957

(4)	Included in “Working capital” above
(5)	The pro forma column in the consolidated balance sheet data table reflects the pro forma effect of our receipt of estimated net proceeds from the sale of 1,250,000 shares of our common stock in this offering, at the public offering price of $25.50 per share. After deducting estimated underwriting discounts and commissions and offering expenses payable by us, the net proceeds of $30.0 million from this offering will be used to repay outstanding indebtedness.

The key metrics set forth below are used to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. We discuss these measures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,
(In Thousands)	2008	2009	2010
Additional Key Metrics
Revenue	$143,401	$140,699	$184,332
Non-GAAP Gross margin(1)	79.4%	79.1%	81.5%
Non-GAAP adjusted Operating income(2)	$38,689	$33,525	$45,569
Non-GAAP adjusted Net income (loss)(3)	$8,381	$(3,848)	$13,737
Non-GAAP adjusted EBITDA(4)	$43,332	$45,092	$62,551
Non-GAAP adjusted EBITDA margin(4)	30.2%	32.0%	33.9%
Cash flows provided by operations	$23,657	$25,072	$35,564
Deferred revenue at December 31(5)	$24,938	$26,795	$38,043

(1)	Non-GAAP Gross margin represents the corresponding GAAP measure adjusted to exclude stock-based compensation expense and amortization of intangible assets classified within the cost of revenue line item. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a reconciliation of this measure to Gross margin, which is the comparable measure of operating performance under U.S. GAAP. Non-GAAP Gross margin is not a measure of financial performance under U.S. GAAP and, accordingly, should not be considered as an alternative to Gross margin as an indicator of operating performance.
(2)	Non-GAAP adjusted Operating income represents the corresponding GAAP measure adjusted to exclude (i) stock-based compensation expense, (ii) amortization of intangible assets and (iii) costs related to our initial public offering and follow-on offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a reconciliation of this measure to Operating income (loss), which is the comparable measure of operating performance under U.S. GAAP. Non-GAAP adjusted Operating income is not a measure of financial performance under U.S. GAAP and, accordingly, should not be considered as an alternative to Operating income (loss) as an indicator of operating performance.

(3)	Non-GAAP adjusted Net income (loss) represents the corresponding GAAP measure adjusted to exclude (i) stock-based compensation expense, (ii) amortization of intangible assets, (iii) costs related to our initial public and follow on offerings and (iv) costs related to debt repayments. Non-GAAP adjusted Net income (loss) is calculated using an estimated long-term effective tax rate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a reconciliation of this measure to Net income (loss), which is the comparable measure of operating performance under U.S. GAAP. Non-GAAP adjusted Net income (loss) is not a measure of financial performance under U.S. GAAP and, accordingly, should not be considered as an alternative to Net income (loss) as an indicator of operating performance.
(4)	Non-GAAP adjusted EBITDA represents net income (loss) adjusted to exclude: (i) interest expense, net of interest income, (ii) income tax benefit, (iii) depreciation and amortization, (iv) amortization of intangible assets, (v) stock-based compensation expense, (vi) amortization of debt issuance costs, (vii) loss on extinguishment of debt, (viii) other expense (income), net and (ix) costs related to our initial public offering and follow on offering. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a reconciliation to net loss which is an acceptable measure of operating performance under U.S. GAAP. Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under U.S. GAAP and, accordingly, should not be considered as alternatives to net income (loss) as an indicator of operating performance.
(5)	Deferred revenue represents the billed but unearned portion of existing contracts for services to be provided. Deferred revenue does not include future potential revenue represented by the unbilled portion of existing contractual commitments of our customers.

EXHIBIT B

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock by us in this offering will be approximately $30.0 million, or $35.0 million if the underwriters fully exercise their over-allotment option, at the public offering price of $25.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. One purpose of this offering is to provide liquidity for the selling stockholders, including entities affiliated with certain members of our board of directors. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We currently intend to use the net proceeds of this offering to repay a portion of the outstanding indebtedness under our First Lien Credit Facility. As of December 31, 2010, we had $127.2 million outstanding under our First Lien Credit Facility. The outstanding term loans under our First Lien Credit Facility mature on June 15, 2014. The term loans under the First Lien Credit Facility bear interest at the higher of the Eurodollar Rate (as defined in the credit agreement) or 1.50%, plus 4.25% per annum, which was 5.75% at December 31, 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

EXHIBIT C

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis;
•	on a pro forma basis to give further effect to our sale in this offering of 1,250,000 shares of our common stock at the offering price of $25.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and after the application of a portion of the net proceeds of this offering to the repayment of certain of our outstanding indebtedness.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2010
	Actual	Pro Forma
	(In Thousands, Except Share Data)
Long-term debt, including current maturities:
First Lien Credit Facility	$127,236	$97,220
Total debt	$127,236	$97,220
Shareholders’ equity
Undesignated Preferred Stock, $0.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding	—
Common stock, $0.001 par value; 300,000,000 shares authorized; 52,387,374 shares issued and outstanding (actual); 300,000,000 shares authorized, 53,637,374 shares issued and outstanding (pro forma)(1)	52	53
Additional paid-in capital	365,962	396,401
Accumulated deficit	(78,813)	(76,741)
Accumulated other comprehensive income	243	243
Total stockholders’ equity	287,444	319,957
Total capitalization	$414,680	$417,177

(1)	The number of shares of our common stock outstanding set forth in the table excludes (i) 2,779,471 shares of common stock issuable upon exercise of outstanding options as of December 31, 2010 at a weighted average exercise price of $6.53 per share (of which options to acquire 706,488 shares of common stock are vested as of December 31, 2010), (ii) 2,832,151 shares of our common stock reserved for future issuance under our equity incentive plans as of December 31, 2010, and (iii) 381,004 shares of our common stock reserved for future issuance under our 2010 Employee Stock Purchase Plan.

EXHIBIT D

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data presented below in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data presented below under the heading “Consolidated Statement of Operations Data” for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated financial data presented below under the heading “Consolidated Balance Sheet Data” as of December 31, 2009 and 2010, have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 is presented giving effect to the Merger as if it had occurred on January 1, 2007. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 is based on our historical audited consolidated statements of operations not included in this prospectus, adjusted to give pro forma effect to the Merger. Management believes this presentation provides a meaningful comparison of operating results enabling twelve months of 2007 to be compared with 2008, 2009 and 2010, adjusting for the impact of the Merger. The unaudited pro forma consolidated statement of operations is for informational purposes only and does not purport to represent what our actual results of operations would have been if the Merger had been completed as of January 1, 2007.

The selected consolidated financial data presented below under the headings “Consolidated Statement of Operations Data” for the year ended December 31, 2006 and under “Consolidated Balance Sheet Data” as of December 31, 2006, have been derived from consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results of operations to be expected for future periods.

	Predecessor		Successor			Successor
					Pro Forma
(In Thousands, Except Share and per Share Amounts)	Year Ended December 31, 2006	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Pro Forma Adjustments	Year Ended December 31, 2007(1)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Consolidated Statement of Operations Data:
Revenue	$86,368	$51,928	$70,786	$—	$122,714	$143,401	$140,699	$184,332
Cost of revenue(2)	22,530	12,801	30,718	10,516	54,035	56,161	48,721	47,496
Gross profit	63,838	39,127	40,068	(10,516)	68,679	87,240	91,978	136,836
Operating expenses:
Product development(2)	9,160	6,046	6,949		12,995	14,847	14,222	17,953
Sales and marketing(2)	30,434	18,418	35,532	12,201	66,151	61,556	59,058	79,251
General and administrative(2)	10,796	5,868	8,959	666	15,493	19,209	20,556	28,435
Costs related to the Merger	—	8,948	—		8,948	—	—	—
Restructuring costs	—	—	—		—	1,316	1,494	—
Total operating expenses	50,390	39,280	51,440	12,867	103,587	96,928	95,330	125,639
Income (loss) from operations	13,448	(153)	(11,372)	(23,383)	(34,908)	(9,688)	(3,352)	11,197
Interest expense, net	(549)	(562)	14,718	12,840	26,996	28,234	28,935	24,724
Amortization of debt issuance costs	—	—	910	770	1,680	1,803	1,872	3,084
Loss on extinguishment of debt	—	—	—	—	—	—	—	4,974
Other (income) expense, net	—	(9)	(255)	—	(264)	271	9,027	(2,722)
Net income (loss) before income tax	13,997	418	(26,745)	(36,993)	(63,320)	(39,996)	(43,186)	(18,863)
Income tax provision (benefit)	529	237	(9,737)	(15,352)	(24,852)	(15,398)	(18,415)	(6,427)
Net income (loss)	$13,468	$181	$(17,008)	$(21,641)	$(38,468)	$(24,598)	$(24,771)	$(12,436)
Net loss per common share – basic and diluted			$(22.33)		$(50.51)	$(25.54)	$(15.38)	$(0.58)
Weighted average shares outstanding used in basic and diluted net loss per common share calculation			761,554		761,554	963,019	1,611,090	21,310,284
Unaudited pro forma net loss per share – basic and diluted(3)								$(0.10)
Shares used in computing unaudited pro forma net loss per share – basic and diluted(3)								51,052,577
Unaudited as adjusted pro forma net loss per share – basic and diluted(4)								$(0.06)
Shares used in computing unaudited as adjusted pro forma net loss per share – basic and diluted(4)								52,285,125

(1)	Separate presentation of the Predecessor period and Successor period within an annual period is required under U.S. GAAP when a change in accounting basis occurs. Under the provisions of the FASB’s Business Combination standard, the historical carrying values of assets acquired and liabilities assumed are adjusted to fair value, resulting in a higher cost basis associated with the allocation of the purchase price, which affects post-acquisition period results and period-to-period comparisons. We believe presenting only the separate Predecessor period and Successor period within the year ended December 31, 2007 may impede understanding of our operating performance. Therefore, we have also presented the unaudited pro forma consolidated results of operations for the year ended December 31, 2007, assuming the Merger occurred on January 1, 2007. The unaudited pro forma consolidated results of operations includes pro forma adjustments to give effect to the Merger. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for additional details regarding the nature of the pro forma adjustments.
(2)	Includes stock-based compensation expense as follows:

	Years Ended December 31,
	Predecessor	Pro Forma	Successor
	2006	2007	2008	2009	2010
Cost of revenue	$286	$307	$173	$63	$105
Product development	460	656	519	483	755
Sales and marketing	1,095	1,339	855	529	1,638
General and administrative	1,611	2,031	2,245	863	1,717
Total	$3,452	$4,333	$3,792	$1,938	$4,215
(3)	The unaudited pro forma net loss per common share, basic and diluted, and pro forma weighted average shares outstanding for the year ended December 31, 2010 in the table above gives effect to: (i) the conversion of all outstanding Series A redeemable convertible preferred stock into an aggregate of 35,103,333 shares of common stock upon completion of our initial public offering; (ii) the issuance of 10,886,824 additional shares by us in our initial public offering, 980,000 additional shares in the exercise of the underwriters’ overallotment option, and 1,781,929 shares in the December 2010 follow-on offering, for a total of 13,648,753 shares which represent the proportionate number of shares allocated to the repayment of outstanding indebtedness and related prepayment fees; and (iii) the application of the net proceeds of the initial public offering, the exercise of the underwriters’ overallotment option and the December 2010 follow-on offering, to repay $174.1 million in principal amount of outstanding indebtedness and related prepayment fees, in each case, as if the offerings and repayment of outstanding indebtedness had occurred at the beginning of the period. As a result of this repayment of indebtedness, the net loss would have decreased by approximately $7.2 million for the year ended December 31, 2010, primarily driven by a decrease in interest expense of approximately $9.8 million, partially offset by the impact of the prepayment penalty on the PIK Loan of $1.9 million, as well as recognition of additional deferred financing costs of approximately $0.7 million.
(4)	The unaudited as adjusted pro forma net loss per share, basic and diluted, and shares used in computing unaudited as adjusted pro forma net loss per share, basic and diluted, for the year ended December 31, 2010 in the table above gives effect to the issuance of 1,232,548 shares by us in this offering, which represents the proportionate number of shares allocated to the repayment of outstanding indebtedness, and the application of the net proceeds of the offering to repay $30.0 million in principal amount of outstanding indebtedness, at the public offering price of $25.50 per share, as if the offering and repayment of outstanding indebtedness had occurred at the beginning of the period. As a result of this repayment of indebtedness, the net loss would have decreased by an additional $2.1 million for the year ended December 31, 2010, primarily driven by an additional decrease in interest expense of approximately $2.4 million and additional deferred financing costs of approximately $0.36 million.

	As of December 31,
(In Thousands)	2006	2007	2008	2009	2010
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,462	$17,671	$24,671	$30,481	$50,467
Short-term investments	10,500	4,500	—	3,414	—
Working capital	10,216	(622)	9,821	15,591	49,563
Total assets	60,210	551,583	532,852	509,341	526,355
Deferred revenue(1)	18,522	23,777	24,938	26,795	38,043
Long-term debt, net of current portion	—	275,233	284,164	290,513	125,886
Series 1 convertible preferred stock	67,000	—	—	—	—
Series A preferred stock	—	173,751	175,991	176,478	—
Accumulated deficit	(151,949)	(17,008)	(41,606)	(66,377)	(78,813)
Total stockholders’ (deficit) equity	$(41,269)	$(20,002)	$(44,611)	$(62,032)	$287,444

(1)	Included in “Working capital” above

EXHIBIT E

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of March 1, 2011 by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;
•	each of our directors;
•	each of our executive officers;
•	all of our executive officers and directors as a group; and
•	our other stockholders selling shares in this offering.

We have determined beneficial ownership in accordance with Securities and Exchange Commission rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days by the exercise of vested options. A person is also deemed to be a beneficial holder of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Percentage of beneficial ownership in the table below is based on 52,467,005 shares of common stock deemed to be outstanding as of March 1, 2011, assuming 53,717,005 shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 1, 2011, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o IntraLinks Holdings, Inc., 150 East 42nd Street, 8th Floor, New York, New York 10017. The 5% stockholders who are selling shares in this offering and certain other selling stockholders are parties to a registration rights agreement to which we are also a party. For more information regarding this registration rights agreement, see “Description of Capital Stock — Registration Rights” in this prospectus.

Name and Address of Beneficial Owner	Beneficial Ownership Prior to this Offering		Number of Shares Offered	Beneficial Ownership After this Offering
	Number	Percent		Number (Assuming No Exercise of Over-Allotment)	Percent (Assuming No Exercise of Over-Allotment)	Number (Assuming Full Exercise of Over-Allotment)	Percent (Assuming Full Exercise of Over-Allotment)
Stockholders owning approximately 5% or more
Entities affiliated with TA Associates, Inc.(1)	16,032,412	30.6%	3,678,578	12,353,834	23.0%	11,448,834	21.3%
Entities affiliated with Rho Capital Partners, Inc.(2)	10,262,767	19.6%	2,354,755	7,908,012	14.7%	7,908,012	14.7%
Executive Officers and Directors
J. Andrew Damico(3)	1,110,022	2.1%	62,500	1,047,522	2.0%	1,038,147	1.9%
Anthony Plesner(4)	437,310	*	37,500	399,810	*	394,185	*
David G. Curran(5)	—	*	—	—	*	—	*
Brian J. Conway (6)	16,032,412	30.6%	—	12,353,834	23.0%	11,448,834	21.3%
Peter Gyenes	233,960	*	83,334	150,626	*	138,126	*
Thomas Hale	40,000	*	—	40,000	*	40,000	*
Habib Kairouz (7)	10,262,767	19.6%	—	7,908,012	14.7%	7,908,012	14.7%
Robert C. McBride	100,000	*	—	100,000	*	100,000	*
Harry D. Taylor (8)	16,032,412	30.6%	—	12,353,834	23.0%	11,448,834	21.3%
Patrick J. Wack, Jr. (9)	366,015	*	—	366,015	*	366,015	*
All executive officers and directors as a group (10 persons)(10)	28,582,486	54.5%	183,334	22,365,819	41.6%	21,433,318	39.9%
Other Selling Stockholders,
Gregory Kenepp	175,000	*	33,333	141,677	*	136,667	*

*	Indicates beneficial ownership of less than one percent.
(1)	Includes 12,115,281 shares held by TA X, L.P., 2,769,207 shares held by TA Atlantic and Pacific V L.P., 301,324 shares held by TA Strategic Partners Fund II L.P., 10,384 shares held by TA Strategic Partners Fund II-A L.P., 253,951 shares held by TA Investors II L.P. and 582,265 shares held by TA Subordinated Debt Fund II, L.P. These stockholders are affiliated with TA Associates, Inc. Messrs. Conway and Taylor, two of our directors and partners of TA Investors II L.P., disclaim beneficial ownership of the shares held by this entity except to the extent of their pecuniary interests therein. The address of record for the above entities is c/o TA Associates, Inc., John Hancock Tower, 200 Clarendon Street, 56th Floor, Boston, MA 02116. With respect to the ownership information relating to stockholders affiliated with TA Associates, Inc., we have relied on information supplied by TA Associates, Inc. on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2011.
(2)	Includes 757,567 shares held by Rho Ventures IV, L.P., 1,858,667 shares held by Rho Ventures IV Gmbh & Co. Beteiligungs KG, 1,783,501 shares held by Rho Ventures IV (Q.P.), L.P. and 5,863,032 shares held by Rho Management Trust I. These stockholders are affiliated with Rho Capital Partners, Inc., the management company for Rho Ventures. Mr. Kairouz, one of our directors, is a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a managing partner of the investment advisor to Rho Management Trust I. Mr. Kairouz may be deemed to share voting and investment power over the shares held by entities affiliated with Rho Capital Partners, Inc. and he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Rho Capital Partners, Inc. is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, NY 10019. With respect to the ownership information relating to stockholders affiliated with Rho Capital Partners, Inc., we have relied on information supplied by Rho Capital Partners, Inc. on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2011.
(3)	Shares for Mr. Damico include 358,929 shares of common stock issuable upon exercise of options that were exercisable as of, or exercisable within 60 days of March 1, 2011.
(4)	Shares for Mr. Plesner include 26,786 shares of common stock issuable upon exercise of options that were exercisable as of, or exercisable within 60 days of March 1, 2011.
(5)	Shares for Mr. Curran exclude 50,000 shares of common stock issuable upon conversion of restricted unit awards, none of which were exercisable as of, or exercisable within 60 days of March 1, 2011.
(6)	Mr. Conway is a Managing Director of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Conway disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See Note 1 above.
(7)	Mr. Kairouz is a Managing Partner of Rho Capital Partners, Inc. and may be deemed to share voting and investment power over the shares held by entities affiliated with Rho Capital Partners, Inc. Mr. Kairouz disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See Note 2 above.
(8)	Mr. Taylor is a Principal of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Taylor disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See Note 1 above.
(9)	Shares for Mr. Wack include 83,930 shares of common stock issuable upon exercise of options that were exercisable as of, or exercisable within 60 days of March 1, 2011.
(10)	Our executive officers included in this total include J. Andrew Damico, our President and Chief Executive Officer, Anthony Plesner, our Chief Financial Officer and Chief Administrative Officer, and David G. Curran, our Executive Vice President, Business and Legal Affairs. This total includes 469,645 shares of common stock issuable upon the exercise of options that were exercisable as of, or within 60 days of, March 1, 2011, as described in Notes 3, 4 and 9 above.